UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)  (7): ☐

Changes to Management

On June 1, 2026, NuCana plc (the “Company”) issued a press release announcing the appointment of Ian Webster to serve as the Company’s Chief Financial Officer. Mr. Webster has served as Interim Chief Financial Officer since June 2025 and was previously Director of Finance since joining the Company in 2019. Mr. Webster will continue to serve as the Company’s Principal Financial Officer and Principal Accounting Officer. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	Press Release, dated June 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Ian Webster
Name:	Ian Webster
Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Date: June 1, 2026